OFFERING MEMORANDUM DATED MARCH 29, 2024



iVALT, INC.

1441 Freeman Lane

Pleasanton, CA 94566

https://ivalt.com

Up to $500,000 of Class B Non-Voting Common Stock

Offering Price Per Share: $0.50

Target Amount: $10,000

Target Number of Shares: 20,000 shares of Class B Non-Voting Common Stock

Minimum Investment Amount Per Investor: $500 (1,000 shares of Class B Non-Voting Common Stock)

iVALT, INC., is offering up to $500,000 worth of Class B Non-Voting Common Stock (the "Offering"). The minimum target amount under this Regulation CF offering is $10,000 (the "Target Amount"). The Company must reach its Target Amount of $10,000 by May 29, 2024, the end date of the offering (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. Unless the Company raises at least the Minimum Target Amount of $10,000 under the Regulation CF offering by May 29, 2024, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

The Offering is being made through Mundial Financial Group, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the securities. The rights and obligations of any purchasers of the securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with EAST WEST BANK (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

In this Offering Memorandum, the term "iVALT," "we", or "the company" refers to iVALT, Inc.

THE COMPANY AND ITS BUSINESS

Overview

iVALT, Inc. was incorporated on January 2, 2019. The Company, based in Silicon Valley, California, is a development-stage company in the process of launching its revolutionary software application that enables a solution for Zero Trust endpoint human identity utilizing biometrics with contextual variables that can be orchestrated by the application based on risk profiles and AI/ML model insights.

iVALT is the first company to offer the concept of 1-click Zero Trust for any application requiring identification and authentication at any endpoint, any application and anywhere. iVALT's product solution promises to be very disruptive to the existing identity solutions in the market today. This approach stops Deepfakes and creates an exceedingly difficult barrier to hackers. The application ("App") provides the user with the ability to create secure authentication connections with Enterprises using iVALT and to control multiple identifiers like geofencing and time windowing. The app also provides users the ability to validate a caller while on the phone with them through a mobile app notification that validates biometrics and device ID, while providing the location of the caller (exact or city) which is shared at the discretion of the caller. iVALT also provides a complete system including mobile apps, software redirect code and IOT device code, as well as the core authentication SaaS platform which includes an administrator (admin) user management portal. iVALT generates revenue from monthly user fees, premium subscriptions for biometric identity for services like WordPress, IOT device access (cloud or private networks, including embedded code), other online applications, as well as a variety of other sources such as physical access, on-site proof of identity, and digital signatures that include iVALT's suite of identifiers. Advertising revenue is the primary revenue source for most companies providing mobile apps. In contrast, iVALT provides the app for FREE and payments are made when the mobile app is connected to an Enterprise application that authenticates using iVALT's system. Our free app provides Deepfake <u>and</u> scam call protection for everyone, even without other paid connections.

With over 6.8 billion smartphone users and 220+ billion application installations annually as of 2022, we believe there is a large market opportunity for iVALT that will be realized in the future sale of software licenses tailored to vertical market segments plus a stream of recurring revenue. Our platform provides a modern, unified approach to Identity Validation that is user-friendly, highly secure and easy to integrate with any existing authentication workflows such as Identity and Access Management (IAM) providers.   iVALT is directly in the market direction leading to de-centralized identity and digital wallets that will be the preferred way users identify themselves, approve use of their identity and provide information necessary for financial, healthcare and many other personal and business use cases.

Below we highlight the functionality and differentiation of our platform.

- *"1-Click" ZERO TRUST*
  - ZERO TRUST is the strong enterprise security approach of "trust nothing, verify everything". iVALT provides the ability to truly verify "everything" including biometrics, device ID, location, time, and a variety of other customizable variables. This allows users and organizations to create a much stronger barrier to hacking than anything in the market today.

    - iVALT provides a "1-Click" alternative to the inconvenience (and low adoption) of 6 digits 2FA, while providing a much stronger authentication than existing username/password solutions.

    - Because of iVALT's platform approach, identity attributes can change over time and new technologies or better forms of biometrics can be immediately added. This makes iVALT "futureproof".

    - The customization of iVALT's identity verification enables many vertical market implementations that are flexible to meet the needs of those markets. Examples include financial services, healthcare, IT services, and many others.

- *On-Demand IDENTITY*
  - iVALT embeds its fundamental On-Demand ID capability for iVALT users to identify each other in real-time and even exchange location information. Deepfakes and scam callers can be stopped by simply demanding the identity capabilities of the iVALT app. Scam calls can also be blocked by this method. iVALT "communities" of friends, family and business associates can easily download the iVALT app and ensure that Deepfakes can be blocked by iVALT's "1-Click" identity capability.

  - On-Demand ID also allows for legitimate callers (such as account managers, sales people, support teams, and others) to quickly and proactively identify themselves, leading to a safe and productive conversation.

  - Know-Your-Customer (KYC) is also a feature of iVALT as customers can adopt iVALT or a white version of iVALT to identify themselves in 1-Click to companies they have relationships with. This is much easier than most KYC solutions today.

- *Post Quantum Encryption*
  - Post Quantum Encryption (PQE) is gaining momentum as a necessary capability for all applications and systems in the very near future. iVALT is already partnered and working with PQE tech companies for users' identity with their communications pathways.

  - iVALT will be deploying PQE with its own communications channels and for all of its storage needs to ensure next generation security before iVALT's data becomes more vulnerable to the growing quantum computer threat.

Market Validation

The identity market as a whole is evolving in understanding that de-centralized identify is the best approach to stop data breaches of login credentials and passwords. Many market pundits and security advisors are promoting the concept of end users having control of their identity on a mobile app and using it to enable verification of identity and the use of their identity. This market trend will enable the "need to know" capability of users releasing only the information needed for a specific identity transaction. This evolution will result in digital (mobile) identity wallets and a single identity for every person that can be used for any and every use case in their personal lives. iVALT's multiple dimensional approach to identity verification provides strong secure for personal identity.

Technology Compatibility and Evolution

iVALT has already integrated with several of the leading Identity and Access Management providers to provide an alternative to 6 digits for 2FA. Once implemented, IAM can easily eliminate passwords and then change usernames from email addresses to mobile numbers. This is more convenient for end users and adding iVALT's identity verification is much stronger than existing IAM solutions on their own. iVALT provides a simple software redirect for any new authentication process needed for new marketing offerings. iVALT has developed and deployed embedded code into the firmware of Internet of Things (IOT) devices. This allows for stronger authentication of workers accessing IOT devices and in the overall security of IOT networks.

Growing List of Use Cases

With the goal of using iVALT identity for any use case, many new use cases are presenting themselves.

- o Of particular interest is "proof of identity" for posting of Internet content. iVALT can prove the identity of a person posting content before it is accepted by the social media provider. iVALT intends to present this opportunity to these providers.

- o Digital signatures today are tied to email addresses and typically use a weak password like last 4 digits of your social security number. iVALT can add a much stronger identity for the person signing documents.

- o Real-time identity on video calls is a growing problem that iVALT can solve in "1-click". Recently, Deepfake was used to steal $25M by having bots representing important decision makers. This can be solved easily with iVALT and the company is pursuing this market as well.

Milestones

As of the date of this Offering Memorandum, iVALT has achieved noteworthy milestones including the following:

- Live app on the App Store and Google Play Store
- On-DemandID by the caller and/or calling party
- Live WordPress plugin for higher security for admins and hosting providers
- Integration with key IAM providers and availability their Marketplaces
- Single-Sign-On integration with IAM and Microsoft 365 using iVALT authentication as the "master password"
- Cloud identity integration with a partner for managing devices for a major scanner manufacturer (currently in the market)
- Complete vetting of the infrastructure by a "white hat" hacking firm - all remediation work is completed
- Integration of iVALT's authentication within a lockbox completed and demonstrated.
- Integration of iVALT with PQE for identifying users to communications channels
- Integration of iVALT with Smart TV to enable 1-Click authentication to streaming channels - a major pain point for viewers

We believe iVALT is poised to grow virally in the coming months and year based on its fundamental approach to identity and its flexibility to be used with all use cases.

Market and Competition

The cybersecurity industry is a rapidly growing sector. With over 5.2 billion internet users globally (according to the International Telecommunication Union ("ITU")) and more than half of them using cyber security, the market for cyber security platforms is enormous. We believe cyber security is increasingly becoming an integral part of our lives, providing users with opportunities for communication, entertainment, and networking.

As of 2026, the cyber security industry's expected total value is to exceed $2 trillion with annual revenues in excess of $250 billion (Sourced by Statista, Bloomberg, IDC, and Forrester - as well as all current 2022 public market cap reporting) based on an average CAGR of 23.9% (with the industry ranging annually between 13.7% and 34.1%) from the 2022 market cap of the top 7 cyber security companies drives the market cap to well beyond $2 trillion.

This expected growth continues to be driven by the increase in the number of active users and new use cases previously not protected by strong identity solutions. Revenues for iVALT are driven by:

- Licensing Fees (B2B) for technology integrations and "white label" solutions
- User subscriptions (fee/month) largely paid by businesses for their users, but can include direct relationships with end users
- Device embedded code, monetized by user access identity and device management platforms

- Software platform customization fees to model a particular set of use cases or for a specific industry solution
- Data sales, and other sources

With the advent of new technologies such as post quantum encryption and blockchain, cyber security companies are exploring new revenue streams.

Cybersecurity companies' market valuation is based on their user base, growth potential, revenues, profitability and intellectual property. Additionally, companies that have a customizable platform, enhanced user experience, broad market relevance and unique features to differentiate themselves from competitors tend to have higher valuations.

Investors looking to invest in the cybersecurity industry should consider the market's growth potential, the company's sustainable differentiation, fit with existing and future solutions, business model and technology scalability across multiple use cases. With cyber security's increasing influence on society and businesses, we believe investing in this industry presents a significant opportunity for growth and returns.

iVALT Advantages

- *100% Free Access to Deepfake Protection*
  iVALT's mobile app is completely free with no hidden fees, making it accessible to everyone.

- *Multiple Sources of Monetization*
  - Once a person downloads the iVALT app, it is usable with any service provider using iVALT for authentication. Implementing iVALT is a simple process of entering a Company Connection ID into the mobile app and being accepted as a customer by the service provider. iVALT is paid by the service provider.

  - iVALT also has the ability to monetize the use of iVALT's mobile app with existing products. A good example of this is iVALT's Wordpress plugin (at Wordpress.org) that enables WordPress Admins (and other roles) to use iVALT as a biometric authenticator for website access.

- *Flexible Platform*
  iVALT enables verification of multiple identifiers that can be customized to include device ID (multiple options), native or server-based biometrics, location (multiple options), time windowing, and dynamic customized endpoint variables.

- *User-Friendly Interface*
  iVALT provides 1-click identity which verifies multiple identifiers to ensure the strongest identity verification available.

- *Emphasis on Identity Protection and ZERO TRUST*
  While giving users control over their identity, iVALT adheres to ZERO TRUST and provides a differentiated approach to "verify everything" in real time and whenever needed in the business workflow.

- *Social Network Opportunity*
  Because of iVALT definitive identity capabilities, users of social media could be vetted before posting content and content itself could be digitally signed to ensure authenticity.

- *End-to-End Solution*
  While iVALT can be easily used to remove the inconvenience of conventional 2FA digits, the solution is extremely strong as a "standalone" identity verification platform. As such, iVALT has free mobile apps, software redirect code, and device code for IOT. Each of these components are commercially available.

- *Wordpress*
  - iVALT is commercially offering a WordPress plugin to enable mobile-based biometrics for WordPress admin authentication.

  - Admins using Wordpress will be able to authorize other users in different roles to use iVALT. Examples are editors, contributors, and even subscribers. The latter opens up many opportunities for WordPress customers to monetize their own content and services.

Employees

The company does not currently have any employees. Contractors are engaged for software development, marketing and bookkeeping. Currently, the Company's management team and advisors receive all of their compensation in the form of company stock options grants.

Regulation

We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and future business plans, many of which are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These laws and regulations involve matters including privacy, data use, data protection and personal information, biometrics, encryption, rights of publicity, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence and machine learning, electronic contracts and other communications, competition, protection of minors, consumer protection, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. Foreign data protection, privacy, content, competition, consumer protection, and other laws and regulations can impose different obligations, or penalties or fines for non-compliance, or be more restrictive than those in the United States.

These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate and intend to operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is and/or will be critical to our operations, including data shared between countries or regions in which we currently and/or in the future operate and data shared among our products and services. If we are unable to transfer data between and among countries and regions in which we operate, or if we are restricted from sharing data among our products and services, it could affect our ability to provide our services.

Intellectual Property

Effective on December 31, 2023, the Company entered into an exclusive IP license agreement with Baldev Krishan, Ph.D., its Chairman, CEO and Co-founder, for unlimited use of certain intellectual property including five US patents granted and four trademarks registered in his name. In addition, Mr. Krishan has submitted applications for ten US patents currently pending for a variety of additional capabilities from its current platform which, upon issuance, will be licensed to the Company. The Company and Mr. Krishan anticipate continued development of IP that will yield additional patent and trademark filings in the coming months.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company does not lease, rent, or own any property at this time.

RISK FACTORS

The Securities Exchange Commission ("SEC") requires the Company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

<u>**Risks Related to the Company**</u>

Liquidity and Sustainability. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding offering, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

Our business projections are only projections. There can be no assurance that the Company's business will meet our projections. Nor can there be any assurance that the Company will be able to have a significant number of users to be able to meet our projections and make a profit.

Our ability to generate revenue to support our operations is uncertain. We are in the early stage of our business and have a limited history of generating revenues. We have a limited operating history upon which you can evaluate our potential for future success, and we are subject to the additional risks affecting early-stage businesses. Rather than relying on historical information, financial or otherwise, to evaluate our Company, you should evaluate our Company in light of your assessment of the growth potential of our business and the expenses, delays, uncertainties, and complications typically encountered by early-stage businesses, many of which will be beyond our control. Early-stage businesses in rapidly evolving markets commonly face risks, such as the following:

- unanticipated problems, delays, and expenses relating to the development and implementation of their business plans;

- operational difficulties;

- lack of sufficient capital;

- competition from more advanced enterprises; and

- uncertain revenue generation.

If we are unable to obtain additional capital, our business operations could be harmed. The expansion of our business will require additional funds to support product development, customized deployment and accounts receivable. In the future, we expect to seek additional equity or debt financing to provide for our working capital needs. Such financing may not be available or may not be available on satisfactory terms to us. If financing is not available on satisfactory terms, we may be unable to expand our operations to achieve our objectives. While debt financing will enable us to expand our business more rapidly than we otherwise would be able to do, debt financing increases expenses and we must repay the debt regardless of our operating results. Future equity financings could result in dilution to our stockholders.

The recent global financial crisis, which has included, among other things, significant reductions in available capital and liquidity from banks and other providers of credit. There have also been significant fluctuations in equity capital markets including the market for initial public offerings (IPOs) that have restricted the amount of capital available to invest in early-stage companies. Recent geo-political events have also given rise to concerns that the worldwide economy may enter into a prolonged recessionary period, and these concerns may make it difficult for us to raise additional capital or obtain additional credit, when needed, on acceptable terms or at all.

Our inability to obtain adequate capital resources, whether in the form of equity or debt, to fund our business and growth strategies, may require us to delay, scale back, or eliminate some or all of our operations, which may adversely affect our financial results and ability to operate as a going concern.

We may acquire other businesses, license rights to technologies or products, form alliances, or dispose of or spin off businesses, which could cause us to incur significant expenses and could negatively affect profitability. We may pursue acquisitions, technology-licensing arrangements, and strategic alliances, or dispose of or spin-off some of our businesses, as part of our business strategy. We may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and may not realize the expected benefits. If we are successful in making an acquisition, the products and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. We may not be able to integrate acquisitions successfully into our existing business and could incur or assume significant debt and unknown or contingent liabilities. We could also experience negative effects on our reported results of operations from acquisition or disposition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets.

We may need to raise additional financing to support our operations, but we cannot be sure that we will be able to obtain additional financing on terms favorable to us when needed. If we are unable to obtain additional financing to meet our needs, our operations may be adversely affected or terminated. We have limited financial resources. There can be no assurance that we will be able to obtain financing to fund our operations in light of factors beyond our control such as the market demand for our securities, the state of financial markets generally, and other relevant factors. Any sale of our common stock in the future may result in dilution to existing stockholders. Furthermore, there is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay any future indebtedness or that we will not default on our future debts, which would thereby jeopardize our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to continue the development of our technology, which might result in the loss of some or all of your investment in our common stock.

If we obtain debt financing, we will face risks associated with financing our operations. If we obtain debt financing, we will be subject to the normal risks associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest and the risk that we will not be able to renew, repay, or refinance our debt when it matures or that the terms of any renewal or refinancing will not be as favorable as the existing terms of that debt. If we enter into secured lending facilities and are unable to pay our obligations to our secured lenders, they could proceed against any or all of the collateral securing our indebtedness to them.

If we experience rapid growth and we are not able to manage this growth successfully, this inability to manage the growth could adversely affect our business, financial condition, and results of operations. Rapid growth places a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

Other factors can have a material adverse effect on our future profitability and financial condition. Many other factors can affect our profitability and financial condition, including:

- changes in the creditworthiness of counterparties that the Company transacts business with;
- difficulties related to our information technology systems, any of which could adversely affect business operations, including any significant breakdown, invasion, destruction, or interruption of these systems;
- changes in business, economic, and political conditions, including: war, political instability, terrorist attacks in the U.S. and other parts of the world, the threat of future terrorist activity in the U.S. and other parts of the world and related military action; natural disasters; pandemic; the cost and availability of insurance due to any of the foregoing events; labor disputes, strikes, slow-downs, or other forms of labor or union activity; and, pressure from third-party interest groups;
- changes in our business and investments and changes in the relative and absolute contribution of each to earnings and cash flow resulting from evolving business strategies, changing product mix, changes in tax rates and opportunities existing now or in the future;
- changes in the rate of inflation, interest rates and the performance of investments held by us;
- changes in credit markets impacting our ability to obtain financing for our business operations;
- changes in, or interpretations of, laws and regulations including changes in accounting standards and taxation requirements;
- legal difficulties, any of which could preclude or delay commercialization of products or technology or adversely affect profitability, including claims asserting statutory or regulatory violations, adverse litigation decisions, and issues regarding compliance with any governmental consent decree;

- trademarks, copyrights and other intellectual property could be unenforceable or ineffective; or
- vulnerability to hackers and cyber-attacks.

Our business is at an early stage of development, and we may not develop products or services that can be commercialized, and we have a limited operating history. Our business is at an early stage of growth. Because we have little operating history, you will have difficulty evaluating our business and future prospects, and we cannot predict if or when we will achieve profitability.

As we are a development stage business, we have a limited operating history and are subject to risks of business development. The Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the challenges, unanticipated expenses, staffing difficulties, product development complications, and schedule delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of a new social media application and a corresponding base of users and paid subscribers.

Leverage. Early-stage ventures may be highly leveraged. The leveraged capital structure of such ventures will increase the exposure of these companies to adverse economic factors such as rising interest rates, high unemployment rates, difficulty accessing capital or credit, or deterioration in the condition of the operating company or its industry.

Our financial results may fluctuate and are difficult to predict. We have a limited operating history, which makes it difficult to forecast our future financial results. Accordingly, you should take into account the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. Our financial results in any given period can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

- our ability to grow the number of our users and their engagement;
- the pricing of our platform;
- our inability to generate revenue; changes to our platform or the development and introduction of new products or services by us or our competitors;
- user behavior or changes to our platform that may reduce traffic to our platform;
- increases in marketing, sales, and other operating expenses that we will incur to grow and expand our operations;
- costs related to our safety, security, and content review efforts;
- our ability to obtain equipment, components, and labor for our operations in a timely and cost-effective manner;
- system failures or outages or government blocking, which could prevent us from operating for any period of time;

- breaches of security or privacy, and the costs associated, with any such breaches and remediation;
- changes in the manner in which we distribute our platform or inaccessibility of our platform due to third party actions;
- fees paid to users or third parties for content;
- adverse litigation judgments, settlements, or other litigation-related costs;
- changes in the legislative or regulatory environment, including with respect to privacy and data protection, or actions by governments or regulators, including fines, orders, or consent decrees;
- the overall tax rate for our business;
- the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued, and may significantly affect the effective tax rate of that period;
- changes in U.S. generally accepted accounting principles; and
- changes in global business or macroeconomic conditions.

The Company depends on key personnel and faces challenges recruiting needed personnel. The Company's future success depends on the efforts of its Chief Executive Officer, Baldev Krishan, Ph.D.. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

Economic Interest of the Board of Directors. The existence of the Board of Directors' interests in the distributions of the Company may create an incentive for the Board of Directors to make riskier and more speculative investments and business decisions on behalf of the Company than it would otherwise make in the absence of such a performance-based arrangement.

Ecosystem Development. The Board of Directors anticipates engaging in activities that they believe will promote the growth and development of the markets in which the Company will operate, which may include advising non-profit entities, debt providers, regulatory agencies, larger corporations, and other service providers, among other activities. While the Board of Directors believes that such activities will ultimately be beneficial to the Company's business plan, there can be no assurance that such activities will increase returns, if any, to the shareholders. Additionally, it is anticipated that such activities will reduce the amount of time some or all of the Board of Directors will specifically devote to the activities of the Company.

Side Agreements. In accordance with common industry practice, the Board of Directors may, on behalf of the Company, enter into one or more "side letters" or similar agreements with certain members pursuant to which the Board of Directors grants to such shareholder(s), on behalf of the Company, specific rights, benefits, or privileges that may not be made available to other shareholders. As a result, you may not be in the same position as other shareholders to protect your investment in the Company and may face a disproportionate risk of loss in comparison to investors granted such rights, benefits, or privileges.

Reserves. As is customary in the industry, the Board of Directors expects to establish reserves, at the discretion of the Board of Directors, for additional capitalization of subsidiary or related operating companies, operating expenses, Company liabilities and other matters. Such reserves will reduce amounts that would otherwise be distributed to the shareholders. Furthermore, accurately estimating the appropriate amount of such reserves is difficult. If the Board of Directors is unable to properly keep the appropriate amount of reserves, the Company's return to the shareholders would be adversely affected. For example, if reserves are insufficient, the Company may be unable to additionally capitalize a venture, possibly causing adverse consequences to the venture's performance, and negatively impacting its ability to make a return to the Company. By contrast, if reserves are excessive, the returns to the shareholders will have been delayed while the Company holds unnecessary amounts of capital in potentially low-yield accounts.

Diverse Shareholder Group. The shareholders may have conflicting investment, tax, and other interests with respect to their investments in the Company. The conflicting interests of individual shareholders may relate to or arise from, among other things, the nature of business decisions made by the Company, and the structuring or the acquisition of technologies and projects. In selecting and structuring ventures appropriate for the Company, and otherwise while acting in its capacity as Board of Directors of the Company, the Board of Directors will consider the business and tax objectives of the Company, and not the business, tax or other objectives of any shareholder individually.

We may operate in foreign jurisdictions in the future. The Company will be required to comply with the laws of those jurisdictions, including requirements for local partners, tax laws and other legal requirements. Doing business in such foreign jurisdictions entails political risk, and their judicial systems may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States. Investment in the Company carries more risk of loss due to foreign complications in comparison with companies that only operate domestically.

Our business is and may become subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data use and data protection, content, competition, safety and consumer protection, e-commerce, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our products and business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and business plan, including privacy, data use, data protection and personal information, biometrics, encryption, rights of publicity, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence and machine learning, electronic contracts and other communications, competition, protection of minors, consumer protection, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, consumer protection, and other laws and regulations can impose different obligations or be more restrictive than those in the United States.

These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. For example, regulatory or legislative actions or litigation affecting the manner in which we display content to our users, moderate content, or obtain consent to various practices could adversely affect user growth and engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results.

We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that may become critical to our operations, including data shared between countries or regions in which we operate or will operate and data shared among our products and services.

These laws and regulations, as well as any associated claims, inquiries, or investigations or any other government actions, have in the past led to, and may in the future lead to, unfavorable outcomes including increased compliance costs, loss of revenue, delays or impediments in the development of new products, negative publicity and reputational harm, increased operating costs, diversion of management time and attention, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.

In addition, compliance with regulatory and legislative privacy requirements require significant operational resources and modifications to our business practices, and any compliance failures may have a material adverse effect on our business, reputation, and financial results.

The elimination of monetary liability against our directors, officers, and employees under Delaware law and the existence of indemnification rights to our directors, officers, and employees may result in substantial expenditures by our Company and may discourage lawsuits against our directors, officers, and employees. Our organizational documents contain a provision permitting us to eliminate the personal liability of our directors to our Company and shareholders for damages for breach of fiduciary duty as a director or officer to the extent provided by Delaware law. We also have contractual indemnification obligations under our employment agreements with our officers. The foregoing indemnification obligations could result in our Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage our Company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit our Company and shareholders.

Negative Social Media, Public Commenters and News Coverage. Interest in our service among our potential customers may be reduced by criticism, negative reviews, mockery, denigration, libel or slander either of our service directly or of those who choose to use it. These unfavorable views or insults may be aired by online communities, celebrities, influencers, journalists, comedians, fictional characters, effected personas, sock puppet accounts, astroturfing campaigns, artificial intelligence services and use or misuse thereof, and accurate or inaccurate summation of online reviews or widespread sentiment via tools used by popular retailers and review aggregators. Regardless of the merit of the claims, views, and insults levied by the detractors of our service or our customers, they may reduce the interest of current and potential customers in our product, pressure our partners or employees to stop selling, promoting or integrating service, or cause our customers to hide their use of our service and positive views of our product such that we do not benefit from the natural marketing and positive word-of-mouth that satisfied customers usually convey. Furthermore, public misuse and abuse of our service such as on social media may cast suspicion on its benefits, emphasize the downsides, or confuse our potential customers as to the purpose and use of our service. If similar services or businesses fail or commit public malfeasance, the resulting negative news or commentary may not distinguish between related businesses and services such as our own, damaging our reputation and that of our service by association.

Weather or other Acts of God. Hurricanes, tornadoes, flooding, thunderstorms, blizzards, fires, droughts, tsunamis, other adverse terrestrial weather events, earthquakes, landslides, volcanic eruptions, meteor strikes, solar storms, other space weather events, and other Acts of God may disrupt our operations, destroy assets, or harm employees of both Company and partners such that Company's opportunity for profit is diminished or lost.

War, Terrorism, and other Acts of Violence or Enduring Conflicts. New declared or undeclared wars, expansions or changes in the nature of existing wars, terrorism, other campaigns of violence or individual violent events by groups or individuals, or other sudden or enduring human conflicts may have unpredictable impacts on our business ranging from small disruptions to the loss of the entire business.

Risks Related to the Technology

Competition and Anti-Competitive Power of Large Technology Companies. We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business. Globally, the cyber security sector is intensely competitive. The principal competitive factors in this industry include user acquisition, pricing, ability to produce interesting content and applications, and responsiveness to customer preferences. If we cannot adequately compete with pricing and interest, it could adversely affect our results of operations.

The technology industry is also dominated by a relatively small number of very large companies with significant power to disrupt or destroy or create competition for smaller and newer companies. Whether intentionally or unintentionally, these companies may take any number of actions which have the result of damaging the Company's business and reducing or eliminating our opportunity for profit.

Competition from Open Source, Source-Available, Non-Profit, Non-Commercial or Community Projects. Unlike many industries, for-profit technology companies can find themselves in competition with non-commercial, open-source, source-available, federated, non-profit, or community-driven projects. These projects, entities or groups may also damage Company business by endorsing, recommending, or favoring a particular standard, method, or set of features which has the effect of reducing or eliminating the Company's competitive advantages.

Competition from Alternative Technologies. Hardware security keys, password managers, other multi-factor authentication methods or zero-trust security schemes, or other new or existing identity verification methods may arise or increase in popularity such that the Company's opportunity for profit is diminished or eliminated.

Competition and Anti-Competitive Power of Device Manufacturers. Personal computing devices including but not limited to desktop computers, laptops, tablets, phones, smart watches, VR headsets, TVs, and automobile entertainment systems are developed by a relatively small number of very large manufacturers which may choose to compete against Company or favor Company's competitors. They may also change their policies such that access to mobile device biometrics is lost or becomes unreliable or unaffordable, especially if a manufacturer wishes to promote their own or a partnering service.

Competition from Existing Identity Management Services. Existing identity management services, including but not limited to Okta, Microsoft Entra, Cisco Duo, Google Cloud IAM, Oracle Identity Management, RSA SecurID Access, and ID.me, have advantages that Company is not guaranteed to be able to overcome in order to compete in the market and earn a profit.

Reliance on Partners and Other Businesses. Our business relies on other businesses including but not limited to device manufacturers, software providers, cloud service providers, and other service providers. The supply chain and software integrations required to bring our product to market and maintain or improve its attractiveness to customers is vulnerable to disruption if our partners cease to do business with us, fail to live up to their contractual obligations, fail to perform through no fault of their own, or change the terms under which they are willing to do business with us such that we have limited or no opportunity for profit.

Undiscovered Product Problems, Bugs or Limitations. Our product's viability or popularity could be threatened by undiscovered limitations to our software, systems architecture, data storage schema, or security schema. Any of these currently unknown problems or limitations could lead to liabilities or make our product less viable or popular in the market, both of which may lead to diminished or no profits.

Shifts due to Advances or Commercialization of New or Old Technologies. The technology industry is subject to the constant disruption of technology and business models by the creation and advancement of new technologies and the successful commercialization of older technologies. Even if Company is successful, new advances in fields including but not limited to AI, encryption, quantum computing, biometrics, mobile devices and personal computing, and related fields in math, science and technology may negatively impact our business model and the appeal of our unique technology and services and reduce or eliminate our opportunity for profit.

Hacking, Cyberattacks, or Digital Sabotage. In the event that Company's computer systems or accounts, the systems of our suppliers, vendors or partners, or the personal accounts of our employees or managers, or the systems or accounts of any software service providers upon which Company may rely, are hacked or compromised by another entity, Company's operations may be disrupted, Company's money or data may be stolen or destroyed, Company's computers may be damaged or rendered inoperable, and Company may suffer reputational damage or liability as a result, or fail to fulfill their contractual obligations or seek new opportunities while suffering the effects of the hack or compromise.

Loss, Unauthorized Access, Corruption, Tampering or Poisoning of Data. The integrity of Company's service relies on the secure storage of information including but not limited to the identifying information of individual users. If data in Company's custody or held on Company's behalf by another entity or service is lost, damaged, spoof, copied, viewed without authorization, tampered with or poisoned by a malicious actor, altered through unintended or ill-considered action, corrupted through technical or hardware errors, or is known or accused of being vulnerable to or having suffered such, Company's business may be damaged and opportunity for profit may be diminished or eliminated as a result.

Adverse Actions by Government Agencies. Governments that wish to access or manipulate the Company's data may employee their legal authorities, attempt to apply public pressure, move to change laws or regulations, or even act extrajudicially in order to make use of the Company's data in ways that may hamper the Company's ability to do business or reduce trust in the Company's ability to remain independent and protect individual's data and identifying information.

Insider Threats. Directors, employees, or others who have received access or knowledge of our internal systems and procedures in the normal course of business may attempt to use or sell their access or knowledge, or may fail to guard it. They may share details of our internal architecture or security mechanisms or perform tasks for external threats which amount to providing access to our systems with or without realizing the implications of their actions.

Failure, Malfunctioning and Unintended Behavior of Critical Software, Firmware or Hardware. Our business relies in various ways upon software, firmware, and hardware through which logical errors, security vulnerabilities, physical damage, usage in unforeseen circumstances, or operator error may cause unforeseen behavior which damages equipment, leads to uneconomical operation, reveals sensitive or secure information, undermines digital or physical security, endangers our employees, or otherwise negatively impacts the operation of our business.

We may have Liability Claims. Services related to security, identity management, and the storage of personally identifying information carries some inherent, non-mitigable risks. As a result, liability claims may be brought against us. Because liability insurance is expensive and difficult to obtain, we may not be able to maintain existing insurance or obtain additional liability insurance on acceptable terms or with adequate coverage against potential liabilities. Furthermore, if any claims are brought against us, even if we are fully covered by insurance, we may suffer harm such as adverse publicity.

Non-Mitigatable Risks of Collecting and Storing Biometrics and other Personally Identifying Information. Personally identifying information is particularly strictly regulated in many jurisdictions. If the personally identifying information we store is divulged or access without authorization, or if our protection of that data is found by regulators to be inadequate or falls under public suspicion through justified or unjustified criticism of our systems, we may incur liability or suffer reputational damage that hampers our business and reduces or eliminates opportunity for profit.

Loss of Intellectual Property Protections. The Company's intellectual property is protected by a range of mechanisms including but not limited to copyright, registered trademarks, and patents in various jurisdictions. These protections may be lost through multiple legal processes or through changes to laws or regulations governing the protections. Additionally, the value of our intellectual property protections may not be realized if those protections are not vigorously enforced in all jurisdictions, if we cannot afford to pursue enforcement when needed or bear the legal costs of litigation when required, or if litigation fails, takes too long to achieve a satisfactory judgement, results in an unsatisfactory judgement, or where even a satisfactory judgement is inadequate to remedy the damages we are caused through the unauthorized use of our intellectual property.

Risks Related to the Securities

Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Difficulty Valuing Company Assets. Although the Company will endeavor to value its assets appropriately, the valuation of ongoing business operations is difficult to conduct with complete certainty.

The transferability of the Securities you are buying is limited. Any stock purchased through a crowdfunding campaign is subject to SEC limitations of transfer. This means that the shares that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

No Market for Interests; Restrictions on Transferability; No Withdrawal Rights. The Interests have not been registered under the 1933 Act or the securities laws of any state or other jurisdiction and cannot be resold unless they are subsequently registered under the 1933 Act and other applicable securities laws or an exemption from registration is available. It is not contemplated that registration of the Interests under the 1933 Act or other securities laws will ever be made effective. You should be prepared to hold this investment for several years or longer. For the twelve months following your investment there will be restrictions on how you can resell the securities you receive. There is no public market for the Interests and none is expected to develop. A shareholder also generally will not be permitted to assign its Interest without the prior consent of the Board of Directors. Consequently, shareholders may not be able to liquidate their Interests and must be prepared to bear the risks of owning their Interests for an extended period of time. Furthermore, withdrawals of shareholders from the Company generally will not be permitted, although the Company Bylaws may specify certain circumstances under which a shareholder may be entitled, or required, to withdraw from the Company. A withdrawn shareholder may not be entitled to immediate payment for its Interest. Any withdrawal of a shareholder may reduce the amount of Company capital available for investment or other activities.

There is a minimum $10,000 amount set as a condition to closing this Offering. Because this is a "best efforts" Offering with a $10,000 minimum, we will have access to any funds tendered in excess of $10,000. This might mean that very limited investments may be made in this Offering, leaving the Company without adequate capital to pursue its business plan or even to cover the expenses of this Offering.

The Company's management has discretion as to use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated that it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class B Non-Voting Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

***Passive Investment in Interests*.** The Company Bylaws will not permit the shareholders to engage in the active management and affairs of the Company. The shareholders must rely on the ability of the Board of Directors to identify, structure, and make appropriate business decisions to generate a return for the Company.

Dilution to Existing Shareholders as a Result of Adding Shareholders. Shareholders will have their economic interest in the Company diluted as a result of later additional shareholders gaining an interest in the Company. Any such dilution may have a negative impact on any returns received by those Members who invested in the Company prior to other Members.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled *Credit Cards and Investments – A Risky Combination*, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Company may undertake an offering under Regulation A in the near future. If the Company undertakes an offering of securities in reliance on Regulation A under the Securities Act, or registers an offering under that Act, it will have to disclose more information than in this Form C. Such information may be significantly different and investors may have made a different investment decision if they had had access to such information.

***Special Note Regarding Forward-Looking Statements*.** This Memorandum may contain forward-looking statements relating to future events or the future performance of the Company. In some cases, you can identify forward-looking statements by terminology such as may, will, should, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue, the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, prospective investors should specifically consider various factors, including the risks outlined in this Risk Factors section of the Memorandum. These risk factors may cause actual events or results to differ materially from any forward-looking statement. Although the Manager believes that the expectations reflected in the forward-looking statements are reasonable, future results, levels of activity, performance or achievements cannot be guaranteed. Moreover, neither the Company, the Manager, the Board of Managers nor any of their affiliates assume responsibility for the accuracy and completeness of the forward-looking statements. The Company, the Manager, the Board of Managers and their affiliates are under no duty to update any of the forward-looking statements after the date of this Memorandum to conform such statements to actual results or to changes in expectations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreements, including any claims made under the federal securities laws. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreements, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under any of the agreements, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under any of the agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

DIRECTORS AND EXECUTIVE OFFICERS

The table below sets forth the officers and directors of the Company.

Officer Name	Position	Term of Office
Baldev Krishan, Ph.D.	Chairman, Chief Executive Officer and Co-founder	January 1, 2019 - Present
Gary Potts	Chief Financial Officer	October 23, 2023 - Present
S. Brian Stout	Chief Product Officer and Co- founder	March 18, 2019 - Present
Rowland Hanson	Chief Strategy Officer	October 31, 2023 - Present
Matt Salerno	Chief Technology Officer	December 1, 2022 - Present
Marc Ricker	Executive Vice President, Business Development and Strategy	December 1, 2022 - Present
William Worthington	Chief Security Officer	July 1, 2022 - Present

Baldev Krishan, Ph.D., Chairman, Chief Executive Officer and Co-founder

Currently, Baldev Krishan, Ph.D. serves as the Chief Executive Officer of iVALT. Baldev has over 30 years of experience in management, business development, and engineering, product development, marketing & sales. He founded four startups (two were acquired) in the Silicon Valley, including Smart Embedded Systems, Shimon Systems Inc., OmniTel and Encanto Networks. In the past 25+ years, he has raised funds for his companies dealing with variety of technologies involving software, hardware and firmware starting from telephone modems, wireless messaging, Web server, Java applets, and network access/password management using biometrics.

Baldev was twice nominated as an entrepreneur of the year. One of his companies was listed by INC. magazine among the 500 fastest growing companies in the USA. He worked in various engineering and management positions at ROLM/IBM. Baldev holds a B.S. degree in Electrical Engineering from Punjab University, an M.S. degree in Electrical Engineering from the Illinois Institute of Technology and a Ph.D. in Electrical Engineering from Montana State University. He has 20+ patents in his name.

Gary Potts, Chief Financial Officer

Currently, Gary Potts serves as Chief Financial Officer of iVALT. Mr. Potts joined the Company in October 2023 in a part-time capacity as Chief Financial Officer (CFO). Mr. Potts has an extensive background as CFO and senior advisor for start-ups and emerging growth businesses in computer hardware and software technologies and consumer services. His background includes substantial experience in securing venture capital and debt financing for private companies in transactions ranging from $500,000 to $12,000,000.   As part of his experience, Mr. Potts assisted RingCentral, Inc. raise $12 million in its Series A venture capital round and served as project manager for Agilent Technologies' $400 million sale of a product line to PMC-Sierra.   Mr. Potts' education includes an MBA degree in corporate finance from the University of Michigan.

S. Brian Stout, Chief Product Officer and Co-founder

Currently, S. Brian Stout serves as Chief Product Officer Co-founder of iVALT. Mr. Stout joined the Company in March 2018.   Brian's background includes over 25 years with early- stage companies after beginning a technical career at Bell Labs and Lucent Technologies. He transitioned into management consulting in Chicago before joining Omnipoint as a start-up and helping it grow to a successful IPO and later acquisition by T-Mobile. Brian served as VP of Product at [USA.NET](USA.NET) (acquired by Silversky) and VP of Business Development at HEAT Software (now Ivanti), before becoming CEO of Bluefolder Software (acquired by Dell).

Much of Brian's career has been spent as a product visionary and he was recruited to join Alcatel Lucent Ventures (now Nokia Ventures) to help bring game changing technologies to market. His efforts were primarily focused on NFC technologies that are now seen in access keycards, smart cards, mobile wallets and many other products. While at ALU, he also headed up Mobile Product Management in the Motive business unit focused on optimizing user experience. At iVALT, Brian partnered with Baldev Krishan, Ph.D. to productize the vision of a 1-click, unified and definitive identity from anywhere, at any time and for any application. That vision is the current product offering from iVALT.

Mr. Stout holds both BSE and MSE degrees from the University of Michigan in Industrial and Operations Engineering.

Rowland Hanson, Chief Strategy Officer

Currently, Rowland Hanson serves as Chief Strategy Officer of iVALT. Mr. Hanson joined the Company in October 2023 in a part-time capacity. Mr. Hanson formerly served as Vice President of Corporate Communications for Microsoft, Inc. where he created and executed the highly-acclaimed global launch of the "Windows" branding strategy. For the past 15 years, Rowland has served as a board member and trustee of Microsoft's Alumni Network and foundation. Prior to Microsoft, he held executive marketing positions at General Mills, Nestle and Neutrogena Corporation. Mr. Hanson's education includes an MBA degree with distinction from the University of Pennsylvania's Wharton School of Business.

Matt Salerno, Chief Technical Officer

Currently, Matt Salerno serves as Chief Technology Officer of iVALT. Mr. Salerno joined the Company in December 2022 in a part-time capacity. Mr. Salerno assumes a pivotal role in propelling the company's technological prowess forward and acts as chief technology architect. His leadership is instrumental in steering the course of our technological advancements while ensuring the platform is secure, scalable and reliable for its customers.

Matt is a distinguished software architect and tech luminary with 20+ years of experience crafting innovative software solutions. Widely recognized as a "super geek" in his own right, Matt brings a wealth of expertise to the table, having left an indelible mark on the landscape of innovative software development. Prior to his tenure at iVALT, Matt has led many innovative research projects for military research laboratories and intelligence communities. Matt's entrepreneurial spirit has led him to co-found several startups, cementing his authority in cloud architecture and AI/ML technologies.

Marc Ricker, Executive Vice President – Business Development and Strategy of iVALT.

Currently, Marc Ricker serves as Executive VP – Business Development and Strategy of iVALT. Mr. Ricker joined the Company in December 2022 in a part-time capacity. With over 35 years of experience as a Business Development Executive, Mr. Ricker is a seasoned leader and strategic thinker known for his exceptional ability to identify opportunities and drive growth in diverse industries, markets, and channels. Throughout his career, Mr. Ricker has demonstrated a keen eye for spotting possibilities that may not be immediately apparent, leveraging this insight to solve complex problems, enhance customer satisfaction, and uncover new business prospects. His track record speaks volumes, showcasing a consistent ability to deliver high-performance results and exceed expectations. Mr. Ricker is recognized for his dynamic leadership style, innovative approach to business development, and unwavering commitment to driving success in every endeavor.

William Worthington, Chief Security Officer

Currently, William Worthington serves as Chief Security Officer of iVALT. Mr. Worthington joined the Company in July 2022 in a part-time capacity. Mr. Worthington is an accomplished CIO/CISO with extensive experience in strategic leadership, change management, and cybersecurity across various industries including healthcare, gaming, finance, and hospitality. He has a proven track record of success in driving business transformation, enhancing cybersecurity effectiveness, and leading high-performing teams to achieve strategic objectives.

(The rest of this page was intentionally left blank)

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows the owners of more than 20% of Company's voting securities as of March 22, 2024:

Name and address of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Baldev Krishan, Ph.D. 1441 Freeman Lane Pleasanton, CA 94566	46,720,000 shares of Class A Common Stock	68.7%
S. Brian Stout 2015 Kittridge Ave Colorado Springs, CO 80919	17,280,000 shares of Class A Common Stock	25.4%

The following table describes our capital structure as of March 22, 2024:

Class of Equity	Authorized Limit	Issued and Outstanding	Reserved for Future Issuance – Option Plan and Conversion of Debt *	Available for Issuance**
Class A Common Stock	90,000,000	68,028,000	10,000,000	10,000,000
Class B Non-Voting Common Stock	10,000,000	-0-	-0-	10,000,000

* 10,000,000 shares of Class A Common Stock are reserved for option issuances and shares issuable upon conversion of convertible promissory notes.

** 1,000,000 shares of Class B Non-Voting Common Stock reserved for this Offering.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation for a $10,000 Raise (Minimum Amount)	Allocation for a $500,000 Raise (Target Amount)
Offering Costs (Broker and Processing Fees)	$3,000	$40,000
Marketing and Advertising	-	200,000
Product Research & Development	-	150,000
Operational	7,000	60,000
General Working Capital	-	50,000
Total	**$10,000**	**$500,000**

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Financial statements

Our financial statements prepared by Management can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. The Company reports its financial information on a calendar year basis. The following discussion also includes information based on our unaudited operating data for 2023 and is subject to change once we complete an audit of those statements.

The Company generates revenue by selling software licenses to businesses and individuals to prevent fraud and illegal access to online data.

Revenue

From the date of inception (January 2, 2019) through December 31, 2022, the Company has focused on raising capital, marketing and research and development. The Company began generating revenue in Q2, 2022. Accordingly, the Company had $16,667 in revenue for the year ended December 31, 2022 compared with $0 from inception until December 31, 2021. For the year ended December 31, 2023 the Company realized revenue totaling $20,333.

Expenses

During 2022, the Company focused primarily on research and development (R&D) specifically to create the iVALT platform. R&D expenses in 2022 and 2023 accounted for 93.9% and 92.1% of total expenses, respectively. We will continue to invest heavily in R&D in the future, including efforts to augment our artificial intelligence ("AI") capabilities, expand our marketing program as well as focus on improving the overall performance and scalability of the iVALT platform in customer applications.

Liquidity and Capital Resources

The Company had $1,015 cash on hand as of December 31, 2022 and $171,230 as of December 31, 2023. Currently, we estimate our monthly burn rate to be approximately $6,500 until we receive proceeds from this Offering.

The Company anticipates the proceeds from the offering will be utilized for additional research and development, marketing, investment in sales personnel and working capital. These investments will allow the issuer to ramp up their user base across the iVALT platform and increase the monetization of their marketing programs and advertising revenue to both business and individuals. The proceeds of the offering coupled with the increased monetization of the advertising platform will improve the liquidity of the issuer.

In the event Offering is not successful, the Company would seek alternative funding sources or face critical liquidity issues and deplete its cash in less than twelve months. In the event that this situation occurs we would scale back operations and reduce our monthly burn rate to better position ourselves to move forward with alternative fundraising. If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 24 months. This is based on the anticipation that we will increase our monthly burn rate to approximately $25,000 for strategic user acquisition, development, other marketing efforts, new key hires, operations, and other expenses.

Plan of Operations

As we look to the future of iVALT, our primary goals include:

- *Continue to scale our user base*.
  We are focused on improving the overall performance and scalability of the iVALT platform to support not just millions of users today but billions of users in the future. This requires significant investment in technology and infrastructure, and we are committed to ensuring that

our platform can support the rapidly growing user base while maintaining high levels of performance and security.

- *Expand our platform's functionality to meet the increasing demand for new cyber security alternatives.*
  We understand the importance of creating a unique and engaging user experience, which is why we continue to invest in developing features that differentiate us from our competitors.

- *Achieve maximum networking adoption momentum.*
  We are putting a significant emphasis on expanding our AI avatar and systems that are already integrated into the iVALT app. We expect our AI to be as responsive, if not more so, than any other user or follower, observing users' interests and likes through their browsing, posts, and follows. This will allow our AI to provide personalized suggestions and recommendations, and even help individual users amplify their own posts and networking capabilities directly to others that the AI feels would and should see those messages.

Trends

The Company believes that the following will continue to shape the cyber security market:

- *Increased Connectivity:* These platforms have made it easier than ever for people to stay connected with friends and family, meet new people, and exchange ideas on a global scale.

- *E-commerce Integration:* Cyber security platforms have integrated e-commerce options, simplifying the shopping experience. Users can purchase items directly from cyber security posts or ads, making these platforms even more indispensable.

- *Expanding Markets:* With the proliferation of smartphones and cheap internet, new demographic groups, especially in developing countries, are becoming accessible. This offers a vast potential user base for these platforms.

- *Advancements in AI and Machine Learning*: The improvement of AI and machine learning technologies has enhanced the user experience. Personalized content, voice recognition, automated customer service, and predictive analytics are a few examples.

- *Rise of Augmented Reality (AR) and Virtual Reality (VR):* The integration of AR and VR in cyber security platforms can offer unique, immersive experiences, opening new possibilities for user interaction and content creation.

- *Video Content*: The popularity of video content is on the rise. This is exemplified by the rapid growth of platforms like TikTok.

– *Growth of Influencer Marketing*: Brands are increasingly partnering with influencers for advertising, owing to their potential for engaging with audiences on a more personal and authentic level.

– *Focus on Mental Health*: Platforms are taking steps to counter the negative effects of cyber security on mental health, such as introducing features to control screen time, encouraging breaks, and adjusting algorithms to promote positive content.

– *Improved Privacy and Security Features*: In response to growing privacy concerns, many platforms are introducing improved privacy controls for users and working to enhance their security measures.

– *Voice Social Networks*: Audio-based social networking, like Clubhouse, is a recent trend. It brings a more personal touch and a different kind of accessibility to social platforms.

– *Increased User Control*: There's a trend towards giving users more control over their own data, their engagement with content, and their interaction with other users.

– *Sustainability and Social Responsibility*: Social platforms are increasingly embracing the need for sustainability and social responsibility in their operations, including taking stands on social issues, encouraging eco-friendly practices, and promoting fair trade.

– *Cybersecurity Threats*: With the increasing amount of personal information shared on these platforms, they have become prime targets for hackers. Cybersecurity threats such as phishing, malware, data breaches, and identity theft are significant risks.

– *Privacy Concerns*: Users are becoming increasingly concerned about their personal data and how it's being used. This includes issues with data collection, storage, sharing, and usage without explicit consent.

– *Regulatory Challenges*: Different jurisdictions have different regulations regarding data privacy and security. These differences can make it challenging for these platforms to operate globally.

– *Disinformation and Fake News*: The spread of false information and propaganda is a major issue for these platforms. It can lead to the disruption of public discourse, influence elections, and even incite violence.

– *Toxicity and Harassment*: Online harassment, bullying, hate speech, and other forms of toxic behavior can cause significant harm to users and can lead to a decline in platform usage.

- *Competition and Market Saturation*: There are many apps and platforms available, making the market highly competitive. Staying relevant and innovative in such an environment can be challenging.

- *Content Moderation*: Deciding what content is acceptable and what is not can be a difficult task. Too much censorship can lead to backlash, while too little can lead to the spread of harmful content.

- *Algorithmic Bias*: Algorithms used by these platforms can inadvertently perpetuate and amplify existing social biases, leading to unfair outcomes.

- *Dependence on Advertising Revenue*: Many of these platforms rely heavily on advertising for revenue. Changes in advertising trends, ad blockers, or the loss of advertisers can impact profitability.

- *Addiction and Mental Health Issues*: There is growing concern about the impact of excessive use of these platforms on mental health, particularly among younger users. This can lead to regulatory intervention and a backlash from users and society.

- *Intellectual Property Violations*: There's a risk of users uploading copyrighted content without permission, leading to potential legal and financial consequences.

We anticipate all these market trends will impact the operating segments of the Company.

RELATED PARTY TRANSACTIONS

The Company has entered into an exclusive IP and technology license agreement with Baldev Krishan, Ph.D., Chairman and CEO, for the use of certain patents. Dr. Krishan, from time to time has made cash advances to the Company to support operations. As of December 31, 2023 and 2022 the outstanding balances were $21,275 and $25,775 respectively.

RECENT OFFERINGS OF SECURITIES

In December 2023 the Company issued $275,000 worth of convertible promissory notes ('Notes") which bear interest at 10% per annum and mature on March 31, 2024. The outstanding principal and interest accrued under the Notes are subject to a mandatory conversion into Class A Common Stock upon the closing of a qualified financing at the lesser of 80% of the price per share realized by the Company in the Qualified Financing or the price determined by a valuation cap equal to $20,000,000.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects iVALT Certificate of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation, as amended and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Certificate of Incorporation, as amended and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of 100,000,000 shares of Common Stock comprised of 90,000,000 shares of Class A and 10,000,000 shares of Non-Voting Class B.

Common Stock

Dividend Rights

There are currently no dividend rights provided for holders of common stock.

Voting Rights

Each holder of Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Class B Non-Voting Common Stock have no voting rights.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its classes of Common Stock will be entitled to share in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's classes of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any additional classes of stock that we may designate in the future.

What it Means to be a Minority Holder

As an investor in Class B Non-Voting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities

For a year, subject to the right of first refusal described above, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected KoreTransfer USA LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most frequently occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future) and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of a company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When a company seeks cash investments from outside investors, like you, new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

As we strive to provide a fair and justifiable market value for iVALT, several methodologies are employed to ensure a comprehensive assessment. We understand the complexities and unique characteristics inherent in valuing a cyber security company like ours, and as such, we take a multifaceted approach to this process. The key methodologies employed are:

- *Discounted Cash Flow (DCF) Analysis*: Given the dynamic nature of the cyber security industry, future cash flows often carry significant levels of risk and uncertainty. Our DCF analysis, therefore, projects iVALT's net income and discounts it back to its present value at a higher discount rate to account for this. It's a valuable measure of our intrinsic value based on our projected cash generation.
- *Per User Valuation*: Recognizing the importance of our expanding user base, we use a per-user valuation approach. Top cyber security companies have recently been valued at an average of $234.50 per user. By applying this metric to iVALT's user base, we gain insights into our value from a market comparative standpoint, leveraging our growing number of users.
- *Analysis of Comparable Companies*: To further benchmark our value, we engage in a comparable analysis, comparing iVALT to similar companies within the cyber security industry. Using key metrics such as price-to-earnings ratios, price-to-sales ratios, and per user value, we adjust these industry averages to reflect the specific characteristics and performance of iVALT, providing another lens through which to view our market value.
- *Venture Capital Method*: In observing the recent capital raise of near-peer LinkTree, in which $100M was raised at a $1B valuation, provides management with an insightful view of our value from an investment perspective. The implied return for investors participating in these round forms the basis of our valuation using the Venture Capital method, demonstrating the confidence and expected return of our financial partners.

- *Exit Multiple Method*: We also consider the value of iVALT based on an estimated future exit price. This price is calculated using certain multiples, such as a multiple of revenue or EBITDA, based on the exit multiples of similar companies in the cyber security space. This potential exit price is then discounted back to the present using a desired rate of return. This forward-looking approach allows us to anticipate the value realization potential of iVALT in a possible exit scenario.

By employing a combination of these methods, we triangulate a fair and reasonable valuation range for iVALT. These diverse approaches ensure that we fully consider the unique attributes and potential of our cyber security platform. As iVALT continues to evolve and grow, we remain committed to periodically reassessing our valuation, maintaining transparency, and enhancing the value we deliver to our stakeholders.

Disclaimers

The Company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The Company does not have any outstanding convertible securities currently.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at: https://invest.link.me/

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;
(3) it has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor. Additionally, as noted above, investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 3% per investment (not to exceed $100.00 per investment). This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000 minimum investment amount per investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of each offering period to change their minds and cancel their investment commitments for any reason. Once an offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount.

During a rolling closing, those investors that have committed funds will be provided three days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C.

There are four primary requirements for early close of the offering, provided the target amount has been reached:

The offering has been open for at least 21 days.

A notice is sent to potential investors and investors who have made commitments that have not yet been accepted, which includes the new anticipated deadline date of the offering, the right to cancel until 48 hours prior to the new anticipated deadline date, and whether new investment commitments will be accepted during the 48-hour period prior to the new anticipated deadline date.

The new anticipated deadline date is scheduled for at least five business days after the notice above is provided.

At the time of the new anticipated deadline date, the issuer continues to meet/exceed the target amount.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either

$2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://investiniVALT.com/.

EXHIBIT A

IVALT, INC.

UNAUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

IVALT, INC.

UNAUDITED FINANCIAL STATEMENTS

TABLE OF CONTENTS

iValt, Inc.

Balance Sheets

As of December 31, 2023 and 2022

Unaudited

	2023	2022
Assets		
Current assets:		
Cash	$ 171,230	$ 1,015
Total current assets	171,230	1,015
Noncurrent assets:		
Computer equipment, net	2,069	-
Total noncurrent assets	2,069	-
Total Assets	173,299	1,015
Liabilities and shareholders equity:		
Current liabilities:		
Accounts payable - trade	1,026	-
Accrued license fee	10,000	
Accounts payable - related party	21,275	25,775
Loans payable	212,997	202,341
Convertible promissory notes	275,810	-
Total current liabilities	521,108	228,116
Shareholders' (deficit) equity:		
Class A Common stock $.0001 par value, Authorized: December 31, 2023 and 2022; 90,000,000 shares and 90,000,000 shares, respectively; Issued: December 31, 2023 and 2022, 68,029,600 shares and 67,929,600 shares, respectively.	83	73
Additional paid-in capital	4,929	839
Retained deficit	(352,821)	(228,013)
Total shareholders' deficit	(347,809)	(227,101)
Total liabilities and shareholders' deficit	$ 173,299	$ 1,015

See accompanying notes to the consolidated and combined and combined financial statements

iValt, Inc.

Statements of Operations

For the Years Ended December 31, 2023 and 2022

Unaudited

	2023	2022
Revenue:		
License revenue	$ 20,333	$ 16,667
Cost of revenue	2,125	-
Gross profit	18,208	16,667
Operating expenses		
Research and development	137,455	33,979
General and administrative	15,157	2,191
Total operating expenses	152,612	40,170
Loss from operations	(128,352)	(23,503)
Other income (expense)		
Interest income	1,310	-
Depreciation	(1,000)	
Other income	10,565	-
Interest and other expense	(6,052)	-
Other expense - net	4,822	-
Loss before taxes	(123,529)	(23,503)
Provision for income taxes	1,279	800
Net loss	$ (124,808)	$ (24,303)

See accompanying notes to the consolidated and combined and combined financial statements

iValt, Inc.

Statements of Shareholders' Equity

As of December 31, 2023 and 2022

Unaudited

| | Common Stock | | Additional Paid-in | Retained | Total Shareholders' |
	Shares	Amount	Capital	(Deficit)	(Deficit)
Balance as of December 31, 2021	67,200,000	$ -	$ -	$ (172,710)	$ (172,710)
Issuance of common stock	729,600	73	839		912
Net loss				(55,303)	(55,303)
Balance as of December 31, 2022	67,929,600	$ 73	$ 839	$ (228,013)	$ (227,101)
Issuance of common stock	100,000	10	4,090		4,100
Net loss				(124,808)	(124,808)
Balance as of December 31, 2023	68,029,600	$ 83	$ 4,929	$ (352,821)	$ (347,809)

See accompanying notes to the consolidated and combined and combined financial statements

iValt, Inc.

Statements of Cash Flows

For the Years Ended December 31, 2023 and 2022

Unaudited

	2023	2022
CASH FLOW FROM OPERATING ACTIVITIES:		
Net loss	$ (124,808)	$ (24,303)
Adjustments to reconcile net income used in operating activies:		
Depreciation	1,000	-
Changes in operating assets and liabilities:		
Accounts payable - trade	1,026	-
Accrued license fee	10,000	
Accounts payable - related party	(4,500)	-
Net cash provided by (used in) operating activities	6,526	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of computer equipment	(3,069)	-
Net cash provided by (used in) investing activities	(3,069)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings under loans payable	10,656	24,250
Issuance of convertible promissory notes	275,810	-
Issuance of common stock	4,100	560
Net cash provided by (used in) investing activities	290,566	24,810
NET CHANGE IN CASH	170,214	507
CASH - Beginning of year	1,015	508
CASH - End of year	$ 171,229	$ 1,015

See accompanying notes to the consolidated and combined and combined financial statements

IVALT, INC.

Notes to Financial Statements

For the Years Ended December 31, 2023 and 2022

1. Description of the business

iValt, Inc was incorporated as a Delaware corporation on January 2, 2019. It is currently operating as a development-stage company with its identity validation software application solution substantially ready for introduction to the market on a broad scale.

2. Summary of significant accounting policies

Going concern -

Based on its assessment, management has concluded that it is appropriate to prepare the Company's financial statements on a going-concern basis.

Basis of presentation –

The unaudited financial statements have been prepared by management and comply with generally-accepted accounting standards in the United States of America.

Revenue recognition –

The Company intends to recognize revenue from licensing its software applications in compliance with ASC 606, Revenue from Contracts with Customers. iVALT has recognized a modest amount of revenue to date. When engagement with customers commences, the Company intends to recognize revenue from implementation support and customization in addition to performing its obligations to generate recurring revenue from license agreements with customers.

In order to recognize revenue under, the Company applies the following five steps:

(1) Identify the contract with a customer

(2) Identify the performance obligation(s)

(3) Determine the transaction price

(4) Allocate the transaction price to the performance obligations(s)

(5) Recognize revenue when/as performance obligations(s) are satisfied and collection from the customer is reasonably assured.

Cost of Revenue—

Cost of revenue consists primarily of hosting costs, merchant and credit card processing fees, consulting costs, and compensation, employee benefits operations and support personnel associated with the delivery of our products to our customers.

Research and Development—

Research and development costs are expensed as incurred. Research and development expenses include costs of contractors providing software development and product management, web hosting, and fees paid for intellectual property legal services.

General and Administrative—

General and administrative expenses include compensation for executive management, accounting services, finance advisory services, travel, subscriptions and other general overhead costs to support our operations.

3. Cash

Cash is recorded at cost, which approximates fair value. As of December 31, 2023 and 2022, cash consists primarily of checking and savings deposits. The Company's cash balances exceed those that are federally insured.

4. Intellectual Property

The Company has an exclusive license to use certain patents and other intellectual property owned by its CEO and Co-founder, Baldev Krishan, Ph.D., that comprise the critical technology that enables the iVALT products to perform up to their specifications.

5. Subsequent Events

There have been no subsequent events as of the date of this memorandum.